Exhibit 5.1

Our ref               DIC/LLO015.0032
Your ref               -

Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN	28 March 2012

Dear Sirs

We have acted as solicitors in Scotland for Lloyds Banking Group plc (the Company) in connection with the offering by Lloyds TSB Bank plc (the Issuer) of US$1,500,000,000 Senior Notes due 2017 (the Notes) in an underwritten public offering pursuant to an underwriting agreement dated as of 21 March 2012 between the Issuer, the Company and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC., Wells Fargo Securities, LLC and Lloyds Securities Inc..  The Notes are guaranteed by the Company (the Guarantee).  The Notes are to be issued pursuant to a Senior Debt Securities Indenture dated as of 21 January 2011 (the Indenture) between the Issuer, the Company and The Bank of New York Mellon, acting through its London branch, as trustee.

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Guarantee has been duly authorized in accordance with the Indenture, and, when the Notes have been (a) executed and authenticated, and the Guarantee executed and endorsed thereon, in accordance with the provisions of the Indenture, and (b) delivered and duly paid for by the purchasers thereof, the Guarantee will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

The foregoing opinion is limited to the laws of Scotland.  We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the laws of the State of New York and the laws of the United States of America and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell LLP.  The laws of the State of New York are the chosen governing law of the Guarantee, and we have assumed that the Guarantee constitutes valid, binding and enforceable obligations of the Company, enforceable against the Company in accordance with its terms, under such laws.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Yours faithfully

/s/ Dundas & Wilson CS LLP

Partner, for and on behalf of Dundas & Wilson CS LLP